              AMERICAN INCOME PARTNERS III-B LIMITED PARTNERSHIP
                         FORM 10-K--DECEMBER 31, 1994

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 4--RELATED PARTY TRANSACTIONS

  All operating expenses incurred by the Partnership are paid by AFG on behalf of the Partnership and AFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 1994, which were paid or accrued by the Partnership to AFG or its Affiliates, are as follows:

                                                        1994     1993     1992
                                                      -------- -------- --------
   Equipment management fees........................  $ 92,431 $104,953 $217,961
   Administrative charges...........................    12,000   14,955   12,000
   Reimbursable operating expenses due to third par-
    ties............................................   146,185   92,152  131,794
                                                      -------- -------- --------
       Total........................................  $250,616 $212,060 $361,755
                                                      -------- -------- --------

  As provided under the terms of the Management Agreement, AFG is compensated for its services to the Partnership. Such services include all aspects of acquisition, management and sale of equipment. For acquisition services, AFG is compensated by an amount equal to 4.75% of Equipment Base Price paid by the Partnership. For management services, AFG is compensated by an amount equal to the lesser of (i) 5% of gross lease rental revenue or (ii) fees which the General Partner reasonably believes to be competitive for similar services for similar equipment. Both of these fees are subject to certain limitations defined in the Management Agreement. Compensation to AFG for services connected to the sale of equipment is calculated as the lesser of (i) 3% of gross sale proceeds or (ii) one-half of reasonable brokerage fees otherwise payable under arm's length circumstances. Payment of the remarketing fee is subordinated to Payout and is subject to certain limitations defined in the Management Agreement.

  Administrative charges represent amounts owed to AFG, pursuant to Section
10.4 of the Restated Agreement, as amended, for persons employed by AFG who are engaged in providing administrative services to the Partnership. Reimbursable operating expenses due to third parties represent costs paid by AFG on behalf of the Partnership which are reimbursed to AFG.

  All equipment was purchased from AFG, one of its affiliates, including other equipment leasing programs sponsored by AFG, or from third-party sellers. The Partnership's Purchase Price was determined by the method described in Note 2.

  All rents and proceeds from the sale of equipment are paid by the lessees directly to either AFG or to a lender. AFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At December 31, 1994, the Partnership was owed $125,811 by AFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 1995.